Exhibit 99.2

AMENDMENT NO. 2 TO THE
LACLEDE GAS COMPANY SALARY DEFERRAL SAVINGS PLAN

WHEREAS, Laclede Gas Company (the “Company”) maintains the Laclede Gas Company Salary Deferral Savings Plan, amended and restated effective October 1, 2014 (the “Plan”);

WHEREAS, the Company has retained the right to amend the Plan;

WHEREAS, the Company wishes to amend the Plan to add certain language as required by the Internal Revenue Service as a condition to receiving a determination letter;

WHEREAS, the Company wishes to amend the Plan to remove certain Retirement Power Contributions;

WHEREAS, the Company wishes to amend the Plan to change the Plan Year effective January 1, 2017; and

WHEREAS, the Company wishes to amend the Plan to make certain clarifying changes.

NOW, THEREFORE, the Plan is hereby amended, effective as of October 1, 2015, except as otherwise specified, as set forth herein.

1.    Effective April 29, 2016, all references to “The Laclede Group, Inc.” in the Plan are hereby eliminated and replaced with references to “Spire Inc.”

2.    Section 2.10 of the Plan is hereby amended to add the following language to the end of the Section:

In addition, the Service Period of an Employee who terminates employment by reason of the pregnancy of the Employee, the birth of a child of the Employee, the placement of a child with the Employee in connection with the adoption of the child by the Employee or the care of a child for a period immediately following such a birth or placement and who is reemployed by the Company or a Related Company within 24 consecutive months after such cessation of employment shall include the period of severance.

3.    Section 2.16 of the Plan is hereby amended and restated in its entirety to read as follows:

2.16    "Enrollment Date"
As soon as administratively practicable after the Employee has satisfied the requirements of Section 3.1.

4.    Section 2.34 of the Plan is hereby amended and restated in its entirety to read as follows:

2.34    "Plan Year"
Except with respect to the short Plan Year ending on September 30, 1984, the same fiscal period as the Company Year. Effective January 1, 2017, the Plan Year will be the twelve (12) month period commencing January 1 and ending on the following December 31. There will be a short Plan Year commencing October 1, 2016 and ending December 31, 2016.

5.    Effective April 1, 2016, a new Section 5.6(d) of the Plan is hereby added to the Plan and the remaining subsections shall be renumbered accordingly:

(d)    Effective April 1, 2016, no additional Retirement Power Contributions will be made to the Plan.

6.    Section 8.1(g)(i) of the Plan is hereby amended and restated in its entirety to read as follows:

(i)
Distributions during year ending on the Determination Date. The present values of accrued benefits and the amounts of account balances of an Employee as of the Determination Date shall be increased by the distributions made with respect to the Employee under the Plan and any plan aggregated with the Plan under Code §416(g)(2) during the 1-year period ending on the Determination Date. The preceding sentence shall also apply to distributions under a terminated plan which, had it not been terminated, would have been aggregated with the Plan under Code §416(g)(2)(A)(i). In the case of a distribution made for a reason other than severance from employment, death, or disability, this provision shall be applied by substituting “5-year period” for “1-year period.”

7.	Section 10.3(b)(vii) of the Plan is hereby deleted in its entirety.

8.    Section 10.3(c)(vii) of the Plan is hereby amended and restated in its entirety to read as follows:

(vii)
A Participant who receives a hardship distribution, as provided in this Section 10.3(c), or who has one (1) or more outstanding loans and receives an additional loan to relieve a hardship, as provided in Section 10.3(c)(iv), shall not be permitted to make Salary Deferral Contributions pursuant to this Plan until the first payroll date of the calendar month following the expiration of a six (6) month period after receipt of either such hardship distribution or such new loan in lieu of the hardship distribution. The Participant must give the Administrator at least ten (10) days advance notice to resume Salary Deferral Contributions.

9.    The first paragraph of Section 10.6 of the Plan is hereby amended and restated in its entirety to read as follows:

An eligible Employee, or an Employee who would be an eligible Employee except that such Employee fails to satisfy the minimum age or Period of Eligibility Service requirements as defined in Section 3.1, may contribute to the Trust an Eligible Rollover Distribution.

10.    Section 13.2 of the Plan is hereby amended and restated in its entirety to read as follows:

13.2    Termination
The Company reserves the right to terminate this Plan voluntarily as of any specified current or future date (or, if no date be specified, as of the date of delivery of the certified copy of the authorizing resolution to the Trustee as hereinafter required) by action of the Board and by delivering a certified copy of the resolution by which such action is taken to the Administrator and to the Trustee. In addition, this Plan shall be automatically terminated upon a dissolution of the Company (but not upon a merger, consolidation, reorganization or recapitalization thereof if the surviving corporation therein specifically assumes this Plan and agrees to be bound by the terms hereof), or upon the Company being legally adjudicated a bankrupt, or upon the appointment of a receiver or trustee in bankruptcy with respect to the Company's assets and business if such appointment is not set aside within ninety (90) days thereafter, or upon the making by the Company of a general assignment for the benefit of creditors. Upon a termination of this Plan as aforesaid, or in the event of a complete and permanent discontinuance of contributions to this Plan by the Company (whether or not pursuant to action by the Board and whether or not, if pursuant to such action, a certified copy of the authorizing resolutions is delivered to the Trustee), no additional employees of the Company shall become eligible to participate herein. All rights to benefits shall be fully vested and nonforfeitable as of the date of the termination. Should a partial termination of this Plan occur, as determined in accordance with federal law and regulation, such partial termination shall have the same effect as, and shall be treated the same as, a termination of the Plan, except that in such case the provisions of Section 13.3 of this Plan governing termination shall be applied only to those persons affected by such partial termination.

11.	Section 18.12 of the Plan is hereby amended and restated in its entirety to read as follows:

18.12    Use of Loan Proceeds and Dividends
The proceeds of a Share Purchase Loan shall be used within a reasonable time after receipt to acquire Shares or to repay all or any portion of such Share Purchase Loan or any outstanding Share Purchase Loan. Cash dividends with respect to Shares acquired with the proceeds of a Share Purchase Loan that are not allocated to Participants’ stock accounts, and earnings thereon, shall, at the direction of the Plan Administrator, be used to make payments on such Share Purchase Loan. Such cash dividends, and earnings thereon, that are not applied to make payments on Share Purchase Loans in accordance with the foregoing provisions of this Section shall be invested in the Company Stock Fund. All dividends paid on Shares credited to a Participant’s ESOP account shall be fully vested and nonforfeitable.

12.    Except as otherwise provided in this Amendment, the provisions of the Plan remain in full force and effect.

This amendment is adopted this 29th day of September, 2016.

LACLEDE GAS COMPANY

By:    /s/ Gerard J. Gorla

Title:    Vice President, Human Resources

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